Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Pursuant to Section 242 of the General Corporation Law of the State of Delaware

Biostage, Inc., formerly known as Harvard Apparatus Regenerative Technology, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST:  The name of the Corporation is Biostage, Inc.

SECOND:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is May 3, 2012, and was amended and restated by the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 28, 2013, as amended by (i) a Certificate of Amendment to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 30, 2016 and effective as of March 31, 2016, (ii) a certificate of Amendment to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on May 26, 2016 and effective as of that date and (iii) a certificate of Amendment to the Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 26, 2017 and effective as of that date (as amended, the “Certificate”).

THIRD:  The Corporation hereby amends the Certificate as follows:

The section entitled “COMMON STOCK” in ARTICLE IV.A of the Certificate is hereby amended by adding the following paragraph at the end of such section:

“Upon the effectiveness of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each twenty (20) shares of Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.01 per share. No fractional shares shall be issued, and, in lieu thereof, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock, as determined by the Board of Directors. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FOURTH:  This Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: The Certificate of Amendment shall be effective on December 22, 2017 at 12:01 am ET.

IN WITNESS WHEREOF, Biostage, Inc. has caused this Certificate of Amendment to be signed by its chief executive officer this 21st day of December, 2017.

BIOSTAGE, INC.

By:	/s/ James McGorry
James McGorry, Chief Executive Officer